[BLANK ROME LETTERHEAD]
January 29, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549
Attn: Evan S. Jacobson

Re:	Halifax Corporation of Virginia Preliminary Proxy Statement on Schedule 14A Filed January 20, 2010 File No. 001-08964
Ladies and Gentlemen:
Halifax Corporation of Virginia (the “Company”) is in receipt of the comment letter from the Staff of the Securities and Exchange Commission dated January 28, 2010 (the “Comment Letter”). The Company’s responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.
Summary Merger Term Sheet, page 1
Required Vote of Merger, page 3
1.	Please revise to disclose that due to the voting agreement among all of your officers and directors, and certain significant shareholders, 31.1% of your outstanding shares will be voted in favor of the merger. Make similar revisions throughout the document wherever you discuss the votes necessary to approve the merger, including, without limitation, on pages 9 and 30.
Response: The Company has revised the disclosure on pages 3, 9 and 30 in response to this comment.
The Voting Agreement, page 7
2.	Please revise to disclose that the voting agreement covers 31.1% of your outstanding shares. Make a similar revision to the discussion on page 42.
     Response: The Company has revised its disclosure on pages 7 and 42 in response to this comment.
Proposal I — Approval of the Merger and Related Matters, page 14
Interests of Certain Persons in the Merger, page 27
3.	Please revise to include a materially complete discussion of the interests in the merger, direct or indirect, held by your executive officers, directors, and director nominees. See Item 5(a) of Schedule 14A.

United States Securities and Exchange Commission
Attn: Evan S. Jacobson
January 29, 2010

Response: : Disclosure has been revised to add an expanded discussion of Mr. McNew’s change in control agreement on page 27. The Company believes that the disclosures on page 27, as revised, reflect a complete discussion of the interests of the directors, officers and director nominees of the Company.
The Merger Agreement, page 30
Representations and Warranties, page 32
4.	We note the disclaimer contained in the first paragraph of this section. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company, and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.
Response: The Company has revised its disclosure on page 32 in response to this comment.
5.	We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example, we note your current disclosure that the representations and warranties “have been made” and “have been qualified.”
Response: The references on page 32 have been modified to refer to the Merger Agreement “at the time it was executed.”
6.	We note your disclosure that information concerning the subject matter of the representations and warranties may have changed after the date of the merger agreement, and that such subsequent information may or may not be fully reflected in your public disclosure. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.
Response: With respect to the comment regarding any changes in representations and warranties, the Company acknowledges that it is responsible for considering whether additional specific disclosure regarding the material contractual provisions of the Merger Agreement is required to make the statements included in the proxy statement not misleading.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
Attn: Evan S. Jacobson
January 29, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (215) 569-5488 should any questions arise or should you require additional information.
Very truly yours,
/s/Jane K. Storero
Jane K. Storero
cc: Charles L. McNew (via email)